Exhibit 99.43
PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES CLOSING OF A PRIVATE PLACEMENT OF NOTES

June 12, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) is pleased to announce that it has closed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors. The notes issued pursuant to the private placement are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$290 million and CDN$10 million was raised through three separate series of notes under various terms and rates as described in the table below.

Amount	Term	Coupon Rate
US$20 million	5-year term repayable in 2018	2.65%
US$270 million	10-year term repayable in 2023	3.78%
CDN$10 million	10-year term repayable in 2023	4.11%

Proceeds from the offering were used to repay a portion of the Company’s outstanding bank debt.

RBC Capital Markets acted as lead placement agent on the offering, and HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC acted as co-placement agents.

The senior notes have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in the United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6